For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

PACIFIC NORTH WEST CAPITAL CONCLUDES 2009 ANNUAL MEETING

September 2, 2009. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announces that 41.30% of the 61,858,008 common shares issued and outstanding were voted at the Company’s recently completed Annual General and Special Meeting held on Wednesday August 26, 2009.  Of the 41.30% common shares voted by the shareholders of PFN, the following results were obtained:

Votes received by the shareholders of the Company were in excess of 97% in favour to set the number of directors at five and in excess of 93.50% to appoint Harry Barr, Linda Holmes, Jordan Point, Dennis Hop and John Londry as directors for the ensuing year.

James Stafford, Inc., Chartered Accountants were re-appointed the auditors of the Company for the ensuing year, and the directors were authorized to fix their remuneration by votes received in excess of 98%.

The Company was authorized to amend the exercise price and terms to existing stock options as outlined in the Company’s information circular dated July 28, 2009 by receiving disinterested shareholder votes in excess of 92%.

The Company was authorized to proceed with the sale of the Nixon Fork Gold Project as outlined in the information circular by receiving disinterested shareholder votes in excess of 98%.

The Company was authorized to invest funds to purchase securities of resource companies that, in management’s opinion, are currently undervalued as further described in the Company’s information circular by receiving shareholder votes in excess of 90%.

Management of Pacific North West Capital Corp. would like to thank the shareholders for their continued support.

Management will continue to focus on expanding our platinum group metals division, but due to the unprecedented opportunities in the current market, we are also looking at the acquisition of key under-valued advanced stage projects outside of the our traditional PGM objectives to increase shareholder value.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM. Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous opportunities that are available today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our Platinum Group Metals and base metals division.

Pacific North West Capital Corp. has approximately $6.9 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	September 2, 2009